UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

EXMOVERE HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

302086 103
(CUSIP Number)

Cheyenne Crow
1600 Tysons Blvd, 8th Floor
McLean, Virginia 22102
Tel: (703) 245-8513

Copies to:

Venus Springs, Esq.
Springs Law Firm PLLC
7437 Willesden Lane
Charlotte, North Carolina 28277
Fax: (704) 708-4101
(Name, Address and Telephone Number of Persons Authorized to
Receive Notice and Communications)

December 7, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302086 103

(1)	NAMES OF REPORTING PERSONS: Cheyenne Crow
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): ☐ (a) ☑ (b)
(3)	SEC USE ONLY:
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☑
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY HELD BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER: 4,879,684
	(8)	SHARED VOTING POWER:
	(9)	SOLE DISPOSITION POWER: 4,879,684
	(10)	SHARED DISPOSITION POWER:
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,879,684
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31%1
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
_______________________________
1 Percentages are based on 15,746,245 shares of Common Stock outstanding as disclosed in the Issuer’s latest filing.

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the common stock, $0.001 par value (the "Shares") of Exmovere Holdings, Inc. (the “Company” or the “Issuer”).

The name and address of the principal executive offices of the Issuer are:

Exmovere Holdings, Inc.
1600 Tysons Blvd, 8th Floor
Mclean, Virginia 22102

ITEM 2.  IDENTITY AND BACKGROUND.

(a)	The name(s) of the person(s) filing this statement is Cheyenne Crow.

(b)	The principal address of Mr. Crow is 1600 Tysons Blvd, 8th Floor, Mclean, Virginia 22102.

(c)	The principal occupation(s) of Mr. Bychkov is Chief Operations Officer of the Company.

(d)	During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations and other misdemeanors).

(e)
During the last five years, the reporting person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 28, 2009, Mr. Crow received Shares of the Company in exchange for his extensive work on the development of certain technology developed by Mr. Bychkov and others pursuant to an agreement with Mr. Bychkov.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of the transaction was the purchase of Clopton House from Belmont Partners, LLC in exchange for cash and a three percent common stock interest in the Company after taking into account the purchase of certain technology owned by Mr. Bychkov and licensed to BT2 International Inc.  Clopton House changed its name to Exmovere Holdings, Inc.  On the date of the purchase, the new Board of Directors approved a) the issuance of an additional 15,003,000 common shares, making the total outstanding shares 15,103,000 and b) the transfer of technology licenses (the “Exmo Licenses”) owned by BT2 International to the Company.  Cheyenne Crow ultimately received approximately 4,875,684 shares.  He also has voting control over 4,000 shares for which he acts as custodian under the Virginia Uniform Transfers to Minors Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)
To the knowledge of the reporting person, neither Mr. Crow nor any other person affiliated with Mr. Crow, has any ownership interest in the Shares of the Company, except the 4,879,684 shares disclosed in this 13D.

(b)	Cheyenne Crow maintains sole voting power of the 4,875,684 shares that he owns and the 4,000 shares for which he acts as custodian .

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Not applicable except as otherwise described in Items 3, 4 and 5 of this amended Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2010	By:	/s/ Cheyenne Crow
Cheyenne Crow

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